SEWARD & KISSEL LLP
                              1200 G Street, N.W.
                              Washington, DC 20005

                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                             November 4, 2011

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:     The AllianceBernstein Pooling Portfolios
                 - AllianceBernstein Global Core Bond Portfolio
                 File Nos. 333-120487 and 811-21673
                 ----------------------------------------------

Dear Ms. Stirling:

      Pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act"), we are filing Post-Effective Amendment No. 14 under the 1933 Act and Amendment No. 17 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of AllianceBernstein Intermediate Duration Bond Portfolio (the "Portfolio"), a series of The AllianceBernstein Pooling Portfolios (the "Trust"). We are making this filing to modify the name, investment policies and restrictions and benchmark of the Portfolio (to be "Global Core Bond Portfolio") to reflect its broader investment mandate.

      The Portfolio's annual update will be filed on or before December 31, 2011. Therefore, we will need to file a request for acceleration because the effective date for this filing would occur after that date. Therefore, the Trust and its principal underwriter intend to file acceleration request letters in December. These letters will request that the SEC, pursuant to rule 461(a) under the 1933 Act, accelerate the effective date of Post-Effective Amendment No. 14 to December 31, 2011.

      Please direct any comments or questions to Kathleen Clarke or the undersigned at the above-referenced number.

                                                   Sincerely,


                                                   /s/ Young Seo
                                                  ---------------
                                                       Young Seo

Attachment
cc:  Kathleen Clarke

SK 00250 0453 1238804